UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 30, 2018

Commission file number: 001-34958

Dunxin Financial Holdings Limited

6th Floor, Block 1, Hubei Daily Culture Creative Industry Park,

No. 181 Donghu Road, Wuchang District, Wuhan City,

Hubei Province, People’s Republic of China 443000

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):☐

EXHIBIT INDEX

Exhibit No.	Description of Document
99.1	Dunxin Financial Holdings Limited Reports Full Year 2017 Financial Results

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dunxin Financial Holdings Limited

Date: April 30, 2018	By:	/s/ Chee Jiong Ng
	Name:	Chee Jiong Ng
	Title:	Chief Financial Officer

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